Portico MidCore Growth Fund




					December 20, 1996





Supplement to the Prospectus

Dated February 20, 1996





We are pleased to inform you about the following changes in Portico MidCore Growth Fund management and to provide you with some background on the new managers. Federal securities regulations require us to notify you whenever a portfolio manager of a fund changes.



Effective December, 1996 -

Marian Zentmyer, Maya Bittar, and Matthew D'Attilio co-manage Portico MidCore Growth Fund. Ms. Bittar is a Vice President and Portfolio Manager of FIRMCO and has been with Firstar since 1993. She has three years of investment management experience. In addition, Ms. Bittar co-manages Portico Growth and Income Fund. Mr. D'Attilio has been with Firstar since 1993 and has three years of investment management experience. He is an Assistant Vice President and Portfolio Manager of FIRMCO.